Exhibit 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before provision for income taxes	$39.9	$181.9	$177.5	$216.0	$179.7
Add:
Fixed charges	34.7	23.7	23.7	24.8	25.1
Total earnings	$74.6	$205.6	$201.2	$240.8	$204.8
Fixed charges:
Interest expense	$27.7	$19.6	$19.0	$19.9	$20.2
Rental interest factor	7.0	4.1	4.7	4.9	4.9
Total fixed charges	$34.7	$23.7	$23.7	$24.8	$25.1
Ratio of earnings to fixed charges	2.1:1	8.7:1	8.5:1	9.7:1	8.2:1